Exhibit 3.1

Amendment to Articles of Incorporation

Section 3.01 of Article III of the Articles of Incorporation of the Company shall be amended and superseded such that, as amended, it shall read as follows:

ARTICLE III

CAPITAL STOCK

Section 3.01.  Amount.  The total number of shares of all classes of stock which this corporation shall have authority to issue is eight million five hundred thousand (8,500,000), of which seven million five hundred thousand (7,500,000) shall be common stock, par value $0.01 per share, and one million (1,000,000) shall be serial preferred stock, par value $0.01 per share.